Exhibit 99.3

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005
(Stated in Canadian dollars)

PAGE
NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS	1
INTERIM BALANCE SHEET	2
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT	3
INTERIM STATEMENT OF CASH FLOWS	4
INTERIM STATEMENT OF STOCKHOLDERS' EQUITY	5
NOTES TO THE INTERIM FINANCIAL STATEMENTS	6 - 20

Notice of No Auditor Review of Interim Financial Statements

The accompany unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

     RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

INTERIM BALANCE SHEET SEPTEMBER 30, 2005

(Stated in Canadian dollars) (UNAUDITED)

	September 30,	June 30,
	2005	2005
	$	$
ASSETS
CURRENT ASSETS
Cash	23,730	262,734
GST receivable	25,007	105,673
Prepaid expenses	26,000	20,000

	74,737	388,407

MINERAL EXPLORATION PROPERTIES - acquisition
and staking costs (Note 4)	890,620	815,954

MINERAL EXPLORATION PROPERTIES - exploration
expenditures (Note 4 & 8)	2,827,331	2,369,446

CAPITAL ASSETS (Note 5)	1,646	1,273

	3,794,334	3,575,080

LIABILITIES
CURRENT LIABILITIES
Accounts payables and accrued liabilities	450,292	482,778

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
Authorized: 100,000,000 common shares without par value
Issued and outstanding: 24,017,016 common shares (2005 - 23,289,550)	3,642,978	3,420,643

CONTRIBUTED SURPLUS	686,000	611,000

DEFICIT accumulated during the exploration stage	(984,936)	(939,341)

	3,344,042	3,092,302

	3,794,334	3,575,080

Nature and Continuance of Operations (Note 2) Commitments (Notes 4, 6 & 7)

APPROVED BY THE DIRECTORS:

DIRECTOR: "Robert Lipsett" Robert Lipsett

DIRECTOR: "George Cavey" George Cavey

     RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

(Stated in Canadian dollars) (UNAUDITED)

	Cumulative
	from inception,	Three months ended
	February 6, 2004, to,	September 30,
	September 30, 2005	2005	2004
	$	$	$

REVENUE	2,477	221	25

GROSS PROFIT			25
EXPENSES
Amortization	387	162	-
Bank charges	1,247	114	601
Entertainment	3,422	-	-
Filing fees	50,360	5,076	35,292
Interest	739	300	-
Management fees	127,500	25,500	25,500
Office	10,960	3,274	-
Printing	3,672	1,408	-
Professional fees	81,255	11,640	6,908
Public and shareholder relations	122,883	15,665	4,906
Rent	22,500	4,500	4,500
Stock-based compensation	686,000	75,000	-
Transfer agent	10,487	-	-
Travel	10,798	2,952	-

	1,150,188	145,591	77,707

LOSS BEFORE INCOME TAXES	(1,147,711)	(145,370)	(77,682)

FUTURE INCOME TAX RECOVERY	(162,775)	(99,775)	-

NET LOSS FOR THE PERIOD	(984,936)	(45,595)	(77,682)

DEFICIT, beginning of period	-	(939,341)	(2,300)

DEFICIT, end of period	(984,936)	(984,936)	(79,982)

NET LOSS PER SHARE: basic and diluted	-	(0.002)	(0.005)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	-	23,371,396	15,618,450

     RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

     INTERIM STATEMENT OF CASH FLOWS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

(Stated in Canadian dollars) (UNAUDITED)

	Cumulative
	from inception,	Three months ended
	February 6, 2004, to,	September 30,
	June 30, 2005	2005	2004
	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(984,936)	(45,595)	(77,682)
Amortization	387	162	-
Stock-based compensation	686,000	75,000	-
Future income taxes	(162,775)	(99,775)	-

CHANGES IN NON-CASH WORKING CAPITAL
GST receivable	(2,425)	103,248	-
Accounts payables and accrued liabilities	22,251	(22,464)	25,500

	(441,498)	10,576	(52,182)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepaid expenses	(26,000)	(6,000)	(10,000)
Issuance of shares, net of issue costs	2,575,854	280,110	-
Issuance of seed shares	969,349	-	251,750
Issuance of escrow shares	56,550	-	-

	3,575,753	274,110	241,750

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(2,033)	(535)	-
Advances for future exploration costs	-	-	297,500
Mineral exploration properties - acquisition and staking costs	(686,621)	(32,667)	(105,976)
Mineral exploration properties - exploration expenditures	(2,421,871)	(490,488)	(544,553)

	(3,110,525)	(523,690)	(353,029)

INCREASE (DECREASE) IN CASH	23,730	(239,004)	(163,461)

CASH, beginning of period	-	262,734	239,653

CASH, end of period	23,730	23,730	76,192

Non-cash investing and financing transactions not included in cash flows:
Issuance of common shares for mineral property rights	204,000	42,000	-
Issuance of common shares for agent relating to initial
public offering	80,000	-	-
Supplementary disclosure of cash flow information
Cash paid for:
Interest	300	300	-
Income taxes	-	-	-

     RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

     INTERIM STATEMENT OF STOCKHOLDERS' EQUITY FOR THE PERIOD FEBRUARY 6, 2004 TO SEPTEMBER 30, 2005

(Stated in Canadian dollars)(UNAUDITED)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
		$	$	$	$

Balance, February 6, 2004	-	-	-	-	-
Issued for cash pursuant to:
Founder's share	1	1	-	-	1
Private Placement (seed shares) (at $0.15)	4,783,993	717,599	-	-	717,599
Escrow shares (at $0.001)	10,000,000	10,000	-	-	10,000
Net loss	-	-	-	(18,301)	(18,301)

Balance, June 30, 2004	14,783,994	727,600	-	(18,301)	709,299

Issued for cash pursuant to:
Private Placement (seed shares) (at $0.15)	1,678,333	251,750	-	-	251,750
Price adjustment to 950,000 escrow shares
(from $0.001 to $0.05)	-	46,550	-	-	46,550
Initial public offering (at $0.40, net of share
issue costs of $305,457)	4,000,000	1,294,543	-	-	1,294,543
Private placement (at $0.45, net of share issue
costs of $78,800)	2,222,223	921,200	-	-	921,200
Future income tax relating to renounced
exploration expenditures applicable to
flow-through shares	-	(63,000)	-	-	(63,000)
Issued for agent's commission (at $0.40 per
share)	200,000	80,000	-	-	80,000
Issued for mineral property rights at $0.40 per
share - Note 3	405,000	162,000	-	-	162,000
Stock based compensation	-	-	611,000	-	611,000
Net loss	-	-	-	(921,040)	(921,040)

Balance, June 30, 2005	23,289,550	3,420,643	611,000	(939,341)	3,092,302

Issued for cash pursuant to:
Private Placement (seed shares) (at $0.45)	622,466	280,110	-	-	280,110
Future income tax relating to renounced
exploration expenditures applicable to
flow-through shares	-	(99,775)	-	-	(99,775)
Issued for mineral property rights at $0.40 per
share - Note 3	105,000	42,000	-	-	42,000
Stock based compensation	-	-	75,000	-	75,000
Net loss	-	-	-	(45,595)	(45,595)

Balance, September 30, 2005	24,017,016	3,642,978	686,000	(984,936)	3,344,042

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars) (UNAUDITED)

1.	BASIS OF PRESENTATION

These interim period financial statements have be prepared by the Company in accordance with Canadian generally accepted accounting principals and practices consistent with those used in the presentation of the Company's annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and accompanying notes included in the Company's latest annual report.

In the opinion of the Company's management, these financial statements refected all the adjustments necessary to fairly present the Company's financial position at Serptember 30, 2005, and results of operations and changes in financial position for the three months ended September 30, 2005. The results of operations for the three months ended September 30, 2005 are not necessary indicative of the results to be expected for the entire fiscal year.

2.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Ripple Lake Diamonds Inc. (the "Company") was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on May 13, 2004 and to Ripple Lake Diamonds Inc. on July 26, 2004. The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada. The Company completed its initial public offering ("IPO") on January 6, 2005 and is listed for trading on the TSX Venture Exchange.

The Company's mineral properties are without a known body of commercial ore. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as mineral property costs represent acquisition, holding, and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amount shown for mineral property costs is dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, discovery of economically recoverable reserves, and future profitable production. There is no assurance that the Company will be successful in recovering the amount shown for mineral properties.

Although the Company has taken steps to verify title to resource properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The Company is dependent upon share issuances and other financings to provide the funding necessary for exploration and to meet its general operating expenses. The Company has issued shares to fund current acquisition and exploration activities and general operating expenses and intends to issue additional share capital to fund further exploration activities and to pay general operating expenses. The Company will require additional financing to continue to explore and develop its mineral properties. There can be no assurance that such additional financing will be available on terms acceptable to the Company. These financial statements have been prepared on going concern basis. The Company's ability to continue as a going concern is

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars) (UNAUDITED)

2.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN (Continued)

dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

At September 30, 2005 the Company has working capital deficiency of $375,555 and an accumulated deficit of $984,936 since incorporation.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States of America. The financial statements have in management's opinion been properly prepared within the framework of significant accounting policies summarized below:

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they became known. Actual results may differ from those estimates.

Mineral Exploration Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of profitable revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries and are not intended to represent present or future values.

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars)

(UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

Capital Assets

Capital assets are recorded at cost. Amortization is provided using the declining balance basis over the estimated useful life of the asset at the following rate:

Computer	30%
Computer software	100%

One-half of the rate is used in the year of addition and no amortization is claimed in the year of disposal.

Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future assets and therefore the Company has fully provided against these assets.

Financial Instruments

The financial instruments of the Company consist of cash, prepaid expenses, accounts payables and accrued liabilities. The carrying value of the financial instruments approximate fair value due to their short term to maturity. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Stock-Based Compensation

Effective July 1, 2004, the Company has adopted the recommendations of the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The standard requires that all stock-based awards to employees and directors be measured and recognized using the fair-value based method and amortized over period until vested. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration received from the exercise of stock options is credited to share capital.

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars)

(UNAUDITED)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exploration Stage Company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Flow-Through Shares

In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarified the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures for flow-through shares issued after March 19, 2004 and records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations and deficit on the date that the Company renounces deductions to investors.

Basic and Diluted Loss Per Share

Basic loss per share is computed dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially diluive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

     RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars) (UNAUDITED)

4.	MINERAL EXPLORATION PROPERTIES - ACQUISITION AND STAKING COSTS

		Cumulative from inception,	Three months ended
		February 6, 2004, to,	September 30,
		June 30, 2005	2005	2004
	TCH Diamond Project	$	$	$
	Balance, beginning of period	-	1,278,070	248,173

	Property acquisition and staking costs	385,249	74,667	17,313

	Exploration expenses
	Communication	16,000	-	16,000
	Data analysis	179,035	-	22,530
	Equipment rental	14,000	-	14,000
	Food and accommodation	22,500	-	22,500
	Geological	208,996	103,168	71,500
	Geophysics	243,575	217,350	-
	Ground magnetic	21,635	-	-
	Helicopter fees	64,579	-	40,000
	Lab fee	1,388	-	-
	Line cutting	21,470	-	-
	Management fee	32,000	-	32,000
	Mapping	11,027	11,027	-
	Mobilization and demobilization	40,000	32,000	8,000
	Sampling and processing	438,500	-	38,500
	Supplies	16,328	-	16,000

		1,331,033	363,545	281,030

	Balance, end of period	1,716,282	1,716,282	546,516

	KMD Project	$	$	$
	Balance, beginning of period	-	1,907,330	20,000

	Property acquisition and staking costs	505,372	-	88,663

	Exploration expenses
	Assessment fee	3,768	-	-
	Camp	289,218	45,937	-
	Communication	3,981	-	3,900
	Data analysis	44,219	-	-
	Food and accommodation	26,872	-	26,700
	Geological	98,995	3,168	68,500
	Geophysics	220,091	34,207	-
	Helicopter fees	161,232	-	162,000
	Management fee	35,829	-	35,700
	Mapping	11,027	11,027	-
	Mobilization and demobilization	12,938	-	12,800
	Sampling and processing	581,160	-	-
	Supplies	6,967	-	6,900

		1,496,297	94,339	316,500

	Balance, end of period	2,001,669	2,001,669	425,163

	TOTAL	3,717,951	3,717,951	971,679

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars)

(UNAUDITED)

4. MINERAL EXPLORATION PROPERTIES (Continued)

Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

TCH Diamond Project

The Company has entered into five agreements dated March 2004, April 2005 and June 2005, for options to earn a 100% interest in certain mineral claims, representing 167 units or 2,672 hectares, located in the Province of Ontario, Walsh, Foxtrap Lake and Killala Townships known as the TCH Diamond Project (the "Options") for total cash consideration of $24,500 and total share consideration of 40,000 common shares. As at September 30, 2005, the Company has made additional cash payments totalling $51,667 and has issued an additional 160,000 common shares under these Options.

The future annual payments of cash and shares required under these Options are as follows: Common Cash Shares

		$

Year ended June 30,	2006	59,000	110,000
	2007	61,000	125,000
	2008	210,000	335,000
	2009	30,000	20,000
		360,000	590,000

The Company is also required to make all expenditures required to maintain the mineral claims in good standing and to pay the Optioners 2% of net smelter returns from the properties upon commercial production.

In addition, the Company has staked additional mineral claims in an area that is contingious to the optioned properties. These additional claims are 100% owned by the Company. The cost incurred to September 30, 2005 to stake these claims was $248,770. The Company's interest in the TCH Diamond Project now totals 3,433 units or approximately 55,000 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $25 per hectare on assessment work during the first two years after staking.

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars)

(UNAUDITED)

4. MINERAL EXPLORATION PROPERTIES (Continued)

KMD Project

By an option agreement dated May 11, 2004, the Company was granted an option to purchase an 80% interest in certain mineral claims, representing approximately 32,281 acres, located in the territories of Nunavut known as the KMD Project ("the Option") for total cash consideration of $20,000. As at September 30, 2005, the Company has made additional cash payments of $150,000 and has issued 350,000 common shares under the Option. The future payments of cash and shares required under the Option are follows:

	Cash	Shares
	$
Year ended June 30, 2006	-	150,000

In addition, the Company must carry out the following minimum expenditures:

Calendar 2004	$375,000 (incurred)
Calendar 2005	$400,000
Calendar 2006	$450,000

Upon making the foregoing payments and issuing the shares listed above and contingent upon the completion of the above minimum expenditures, the Company may exercise the Option by giving a notice of exercise to the Optionor and by concurrently issuing 200,000 common shares to the Optionor at any time prior to December 31, 2007.

The Optionor is entitled to a royalty equal to 3% of Gross Revenue from the sale of diamonds mined from the property. The Company may, at any time within three years after the exercise of the Option, purchase one-third (1/3) of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third (1/3) of the royalty for an additional $1,000,000.

The Company shall have the right to purchase the 20% remaining interest of the Optionor in the property at any time prior to the expiry of the three year period following the date of the exercise of the Option by issuing to the Optionor a further 200,000 common shares.

In addition, the Optioner has staked additional mineral claims on behalf of the Company in an area that is contingious to the optioned properties. These additional claims are 100% owned by the Company. The cost incurred to September 30, 2005 to stake these claims was $195,371 and was reimbursed in full to the Optioner by the Company. The Company's interest in the KMD Project now totals approximately 151,000 acres.

To maintain the above claims in good standing, the Company is required to spend a minimum of $4 per acre on assessment work during the first two years after staking.

     RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars)

(UNAUDITED)

5.	CAPITAL ASSETS

Computer

Computer software

6.	SHARE CAPITAL - Notes 4

		NET BOOK VALUE
	ACCUMULATED	September 30	June 30
COST	AMORTIZATION	2005	2005

$	$	$	$

1,498	320	1,178	1,273
535	67	468	-

2,033	387	1,646	1,273

During the three months ending September 30, 2005, the Company completed a non-brokered placement of 622,466 units at $0.45 per unit for gross proceeds of $280,110. Each unit consists of one flow-through share and on-half warrant to purchase a non-flow through share of the Company. Each whole warrant is exercisable for a period of one year at $0.50 per non-flow through share.

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars) (UNAUDITED)

6.	SHARE CAPITAL - Notes 4 (Continued)

	a)	Seed Shares

The seed shares are subject to resale restrictions and cannot be traded until they are released for trading over a twelve-month period following the closing of the initial public offering (January 7, 2005). 20% of these shares were released on January 7, 2005 and 20% every three months thereafter.

	b)	Escrow Shares

The 10,000,000 escrow shares are governed by the provisions of the Canadian Securities Regulators National Policy 46-201 where the shares will be released pro-rata to the holders as follows:

· 10% on the date the Company's shares are listed for trading, January 7, 2005 (1,000,000 shares released in January, 2005).

15% every six months following the date that the Company's shares are listed for trading (1,500,000 shares released during the quarter ended September 30, 2005).

As at September 30, 2005, there were 9,000,000 shares held in escrow.

	c)	Stock Options

Summary of stock options activities during the period ended September 30, 2005:

2005
Balance, beginning of period	1,700,000
Granted - directors, officers and consultants	300,000
Expired/cancelled	-
Exercised	-

Balance, end of period	2,000,000

The Company has recorded $75,000 of compensation expense for stock-based compensation awarded to directors and consultants during the period-ended September 30, 2005. The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each grant date using the following weighted average assumptions for the period ended September 30, 2005:

2005
Dividend yield	-
Annualized volatility	129%
Risk-free interest rate	3.85%
Expected life	4.99 years

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars) (UNAUDITED)

6.	SHARE CAPITAL - Notes 4 (Continued)

	c)	Stock Option (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Outstanding and exercisable stock options at September 30, 2005 are as follows:

Number	Average remaining	Weighted Average
outstanding	contractual life	exercise price per share
	(in years)
300,000	0.70	$0.40
1,250,000	4.27	$0.40
150,000	4.46	$0.40
300,000	4.99	$0.40

d) Warrants

Summary of share warrant activities during the period ended September 30, 2005:

2005
Balance, beginning of period	1,733,334
Issued	140,055
Exercised	-
Expired	-

Balance, end of period	1,873,389

As at September 30, 2005, the following share purchase warrants were outstanding:

Number of	Exercise
Warrants	Price	Expiry Date

400,000	$0.40	January 6, 2006
1,333,334	$0.50	June 15, 2007
140,055	$0.50	September 27, 2006

1,873,389

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars) (UNAUDITED)

7.	COMMITMENTS

	a)	On June 1, 2004, the Company entered into a consulting agreement with a geologist for a three-year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. The Company has also agreed to issue to the consultant options to purchase 250,000 of the Company's common shares. The consultant's options will entitle the consultant to purchase the common shares at the price at which they were sold at the intial public offering.

	b)	In July, 2004, the Company entered into two year management agreements with the Company's directors and officers for a total of $9,500 per month or $114,000 annually to June 30, 2006.

	c)	In July, 2004, the Company entered into a two year premises lease at $1,500 per month or $18,000 annually to June 30, 2006.

8.	RELATED PARTY TRANSACTIONS

During the period ended September 30, 2005, the Company incurred management and consulting fees rendered by directors in the amount of $25,500 (2004: $NIL). The Company also incurred $33,632 (2004: $26,598) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions were entered into in the normal course of business and are measured at the exchange amount.

Amount of $nil (2004: $71,620) are due to directors, officers and a company controlled by them. These amounts are unsecured, due on demand and non-interesting bearing.

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("U.S. GAAP"), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP:
	Three months ended September 30,
	2005	2004
	$	$
Net loss as reported in accordance with Canadian GAAP	(45,595)	(77,682)
Adjustments:
Mineral exploration property - staking costs	-	(87,476)
Mineral exploration property - exploration expenditures	(457,885)	(544,553)

Net loss under U.S. GAAP	(503,480)	(709,711)

Basic and diluted net loss per share under U.S. GAAP	(0.02)	(0.05)

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars)

(UNAUDITED)

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Advances for future exploration costs - Under Canadian GAAP, advances for future exploration costs are capitalized. Under U.S. GAAP, advances related to exploration are expensed as incurred unless commercial feasibility is established.

Mineral exploration properties - acquisition and staking costs - Under Canadian GAAP, acquisition costs including staking costs are capitalized. In accordance with EITF 04-2 under U.S. GAAP, acquisition costs only are considered tangible assets and are capitalized. Effective July 1, 2004, the Company has adopted EITF 04-2 prospectively.

Under U.S. GAAP, capitalized acquisition costs are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable based on proven and probable reserves. Management believes that there is no impairment to the acquisition costs incurred after July 1, 2004.

Mineral exploration properties - exploration expenditures - Under Canadian GAAP, exploration expenditures include all direct and indirect exploration activities and are capitalized. Under U.S. GAAP, exploration expenditures include only direct exploration activities and are expensed as incurred unless commercial feasibility is established.

Stock-based compensation - The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option pricing model to value its stock options as described in Note 2.

Flow-through shares - Under U.S. GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays. The difference between the fair value and the price paid is recognized as a liability for accounting purposes. The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

During the period ended September 30, 2005, the Company issued 62,246 flow-through shares at $0.45 per share. The Company renounced $280,110 relating to these issue of these shares.

Net earnings per share and escrow shares - Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of earnings per share.

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars)

(UNAUDITED)

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
	Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

		September 30,	June 30,
		2005	2005
		$	$
	Total assets under Canadian GAAP	3,794,334	3,575,080
	Adjustments to U.S. GAAP
	Expense of mineral exploration properties - acquisition costs	(28,500)	(28,500)
	Expense of mineral exploration properties - staking costs	(592,954)	(592,954)
	Expense of mineral exploration properties - exploration expenditures	(2,827,331)	(2,369,446)

	Total assets under U.S. GAAP	345,549	584,180

	Total liabilities under Canadian GAAP	450,292	482,778
	Adjustments to U.S. GAAP	-	-

	Total liabilities under U.S. GAAP	450,292	482,778

	Total stockholders' equity under Canadian GAAP	3,344,042	3,092,302
	Adjustments to U.S. GAAP
	Expense of mineral exploration properties - acquisition costs	(28,500)	(28,500)
	Expense of mineral exploration properties - staking costs	(592,954)	(471,454)
	Expense of mineral exploration properties - exploration expenditures	(2,827,331)	(2,369,446)

	Total equity under U.S. GAAP	(104,743)	222,902

	Total liabilities and equity under U.S. GAAP	345,549	584,180

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars)

(UNAUDITED)

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Reconciliation of statements of cash flow to U.S. GAAP:

		Three months ended September 30,
		2005	2004
		$	$

	Cash provided by (used in) operation under Canadian GAAP:
	Net loss as reported in accordance with Canadian GAAP	(45,595)	(77,682)
	Adjustments:
	Advances for future exploration costs expensed	-	297,500
	Mineral exploration properties - staking costs	-	(105,976)
	Mineral exploration properties - exploration expenditures	(457,885)	(597,530)

	Net loss under U.S. GAAP	(503,480)	(483,688)
	Add (deduct) items not involving cash:
	Amortization	162	-
	Stock-based compensation	75,000	-
	Future income tax benefit related to flow-through shares	(99,775)	-
	Changes in non-cash working capital balances	80,784	25,000

	Cash used in operations under U.S. GAAP	(447,309)	(458,188)

	Cash provided by (used in) financing activities under Canadian GAAP:
	Prepaid finance costs	(6,000)	(10,000)
	Shares issued	280,110	251,750

	Cash provided by financing activities under U.S. GAAP	274,110	241,750

	Cash provided by (used in) investing activities under Canadian GAAP:
	Purchase of capital assets	(535)	-
	Increase in mineral exploration properties - acquisition costs	(32,667)	-
	Increase in mineral exploration properties - staking costs	-	(105,976)
	Increase in mineral exploration properties - exploration expenditures	(490,488)	(544,553)
	Adjustments to U.S. GAAP	457,885	703,506

	Cash provided by (used in) investing activities under U.S. GAAP	(65,805)	52,977

RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS SEPTEMBER 30, 2005 AND JUNE 30, 2005

(Stated in Canadian dollars)

(UNAUDITED)

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Under U.S. GAAP the Company must provided a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	Three months ended September 30,
	2005	2004
	$	$
Numerator
Net loss under U.S. GAAP	(503,480)	(709,711)

Denominator
Weighted average number of common shares outstanding	23,317,396	15,618,450

Basic and diluted net earnings (loss) per share	(0.02)	(0.05)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of September 30, 2005, the Company had 2,000,000 (2004: NIL) stock options and 1,873,389 (2004: NIL) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

Recent pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.